Exhibit 99.1

PROVINCE OF MANITOBA

2025/26 Second Quarter Report

Fiscal and Economic Update

HONOURABLE ADRIEN SALA MINISTER OF FINANCE

Manitoba

PROVINCE OF MANITOBA 2025/26 Second Quarter Report Fiscal and Economic Update HONOUR ABLE ADRIEN SALA MINISTER OF FINANCE

Land Acknowledgement

We acknowledge that Manitoba is located on the Treaty Territories and ancestral lands of the Anishinaabeg, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk Nations.

We acknowledge Manitoba is located on the National Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

2025/26

SECOND QUARTER REPORT

FISCAL AND ECONOMIC UPDATE

TABLE OF CONTENTS

2	7
Introduction	Risks to the Fiscal Forecast

3	8
Overview of Changes from Budget 2025	Summary Revenue

4	9
Revenue Changes from Budget 2025	Summary Expense

6	10
Expense Changes from Budget 2025	Economic Update

PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	1

INTRODUCTION

The Second Quarter Report presents the updated fiscal forecast to March 31, 2026, compared to Budget 2025, and an Economic Update for Manitoba for 2025/26.

The forecast for the fiscal year 2025/26 is a deficit of $1,661 million, representing an increase of $867 million from Budget 2025. Total revenue is forecast at $24.5 billion while total expenses are forecast at $26.2 billion.

In 2025, Manitoba experienced one of the worst wildfire seasons on record and over $370 million of additional costs were incurred related to wildfire suppression activities and supporting evacuees. Excluding these costs, the projected deficit is $1,437 million.

Drought conditions have also had a significant impact on Manitoba Hydro. As of the end of Q2, this year’s water flows were projected to be near what was experienced in 1988/89, which was the second lowest on record. As a result, a net loss of $464 million is now projected, or a negative variance of $684 million relative to Budget.

The forecast for net debt has increased by $1,560 million relative to the forecast net debt in Budget 2025. The change in forecast net debt is due to the forecast increase in the deficit as well as a change in the 2025/26 opening net debt balance that was adjusted to align with remeasurement gains and losses reported in the 2024/25 Public Accounts. As a result, the net debt to gross domestic product (GDP) ratio is forecast at 38.2 per cent in 2025/26, an increase of 1.3 percentage points from the 36.9 per cent forecast in Budget 2025.

Tariffs, trade uncertainty, and economic risks associated with the wildfires have slowed forecast GDP growth from 1.7 per cent to 1.1 per cent.

While Manitoba’s economy is resilient, the economic uncertainty is expected to have an impact on capital investments and employment by Manitoba businesses. As the Conference Board of Canada’s five-year provincial outlook (released on December 1, 2025) showed, Manitoba is forecast to have a decline in business investment driven by a decline in investments in machinery and equipment.

The Conference Board of Canada’s outlook also notes a brighter future, stating that “Alberta, Ontario and Manitoba will lead the provinces in non-residential investment gains between 2027 and 2030”.

2025/26 Summary

(Millions of Dollars)	Forecast	Budget	Change

Revenue before Federal Government Recoveries	24,350	25,056	(706)

Expense before Wildfire	25,787	25,800	(13)

Operating Surplus (Deficit) before Wildfire	(1,437)	(744)	(693)

Wildfire Expenses	374	50	324

Less: Federal Government Recoveries	(150)	-	(150)

Net Wildfire Expenses	224	50	174

Operating Surplus (Deficit)	(1,661)	(794)	(867)

Summary Net Debt	38,060	36,500	1,560

Net Debt to GDP	38.2%	36.9%	1.3%

2	PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

OVERVIEW OF CHANGES FROM BUDGET 2025

The graph below depicts the forecast changes in revenue and expenses and the corresponding forecast changes to the deficit from Budget 2025 to this fiscal update. The yellow bars indicate a worsening of the deficit and the orange bars indicate an improvement of the deficit. The net effect of these changes resulted in an increase in the forecast deficit from $794 million to $1,661 million.

Changes from Budget 2025

This graph depicts the impact of climate change to the deficit forecast from Budget to this fiscal update. The green bar isolates the net change in the deficit, excluding the net impact of wildfire expenses and drought, amounting to a net change of $9 million. The yellow bar represents the net effect of the drought on Manitoba Hydro’s net income relative to Budget, a variance of $684 million. The red bar represents the net variance for wildfire expenses relative to Budget, including a recovery from Canada, of $174 million as of the current forecast.

Impact of Climate Change on Deficit

PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	3

REVENUE CHANGES FROM BUDGET 2025

(Millions of Dollars)

Summary Budget - Revenue	25,056

Revenue Changes from Budget:

Net Changes in Taxation Revenue

Individual Income Tax	(270)

Corporation Income Tax	95

Corporations Taxes	28

Education Property Taxes	77

Other net changes in taxation revenue	35

Subtotal Taxation Revenue	(35)

Tuition Fees	(11)

Net Changes in Fees and Other Revenue	117

Net Changes in Federal Transfers excluding Federal Government Recoveries	(283)

Net Income of Government Business Enterprises:

Manitoba Hydro	(684)

Manitoba Public Insurance	(36)

Manitoba Liquor and Lotteries Corporation	(7)

Deposit Guarantee Corporation	2

Subtotal Net Income of Government Business Enterprises	(725)

Recovery from Government Business Enterprises and Other Investment Earnings	31

Add Back Revenue Contingency	200

Total Revenue Changes from Budget before Federal Government Recoveries	(706)

Revenue Forecast before Federal Government Recoveries	24,350

Federal Government Recoveries	150

Revenue Forecast after Federal Government Recoveries	24,500

Revenue in 2025/26 is forecast at $24,500 million, a decrease of $556 million from the budget forecast of $25,056 million.

4	PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Major Revenue Variances

Income Taxes is forecast to be $175 million below the budgeted amount. Tariffs and economic uncertainty are continuing to pose risks to the forecast, as projections for employment and wage growth, as well as investment in machinery and equipment, have declined.

Individual Income Tax is forecast to decrease by $270 million, reflecting lower 2024 gross tax assessments, slower projected labour income growth and weaker projected employment growth compared to the assumptions used in Budget 2025.

While Corporation Income Tax is forecast to be higher than budgeted by $95 million, this is predominantly a result of new data showing higher than previously expected 2024 tax assessments, which are used as a base for the forecast for 2025 and subsequent tax years.

Corporations Taxes is forecast to increase by $28 million due to stronger than expected mining tax revenue.

Education Property Taxes is forecast to increase by $77 million reflecting growth in school taxes collected by school divisions.

Fees and Other Revenue is forecast to increase by $117 million primarily due to an increase in revenue from the health sector related to an increase in Pharmacare rebates resulting from higher volume of drug claims and higher costs of drugs and an increase in out-of-province and third-party hospital and medical recoveries as a result of higher travel volume.

Federal Transfers is forecast to decrease by $133 million. This includes $283 million in reductions primarily related to a decrease in revenue related to the Early Learning and Child Care bilateral agreements mainly due to a delay in capital projects, a decrease in revenue under the National Pharmacare Agreement as a result of revisions to the scope of pharmaceutical products agreed to and negotiated under the final agreement, and a decrease in AgriInsurance-related revenues from the federal government due to lower claim volumes and indemnity payments. The $283 million reduction is partly offset by $150 million of federal government recoveries including supports through the Disaster Financial Assistance Arrangement (DFAA) program, which will help offset the significant costs incurred due to the wildfires.

Net Income of Government Business Enterprises (GBEs) is forecast to decrease by $725 million, primarily due to a negative variance of $684 million for Manitoba Hydro. While the final year-end financial results are still subject to significant variability associated with weather impacts, energy markets, and other external factors, Manitoba Hydro is projected to be in a net loss position for the 2025/26 fiscal year.

Manitoba Public Insurance is also currently projecting a $36 million decrease in net income compared to budget mainly due to increases in incurred claims.

Revenue Contingency: Budget 2025 included a $200 million revenue contingency, which was increased by $100 million from the amount in Budget 2024 as an additional layer of protection. As of the Second Quarter Report, the full $200 million contingency has been utilized in response to the forecast for Manitoba Hydro.

PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	5

EXPENSE CHANGES FROM BUDGET 2025

(Millions of Dollars)

Summary Budget - Expense	25,850

Expense Changes from Budget:

Health, Seniors and Long-Term Care	50

Justice	20

Agriculture	(83)

Expense Changes before Wildfire	(13)

Wildfire (Emergency Expenditures)	324

Total Expense Changes from Budget	311

Expense Forecast	26,161

Expenses in 2025/26 are forecast at $26,161 million, an increase of $311 million from the budget forecast of $25,850 million. $324 million of the total forecast expense increase is related to costs associated with the wildfires. This was the worst wildfire season on record in the last 30 years.

Major Expense Variances

Due to wildfire costs of $374 million, Emergency Expenditures is forecast to be $324 million higher than the budgeted amount of $50 million. As highlighted in the First Quarter Update, Manitoba is now projecting a $150 million recovery from the Government of Canada which is expected to be finalized by year-end.

Health, Seniors and Long-Term Care is forecasting a $50 million over expenditure compared to budget, primarily driven by fee-for-service physician remuneration and Pharmacare costs.

Justice is forecasting a $20 million over expenditure compared to budget mainly due to increased costs in correctional services and courts.

Agriculture is forecasting an $83 million under expenditure compared to budget, primarily driven by a reduction in forecast AgriInsurance claim volumes and indemnity payments mainly due to favourable growing conditions in most parts of the province, and due to a reduction in forecast hail indemnities and claim volumes compared to budget. This is offset by a corresponding decrease in revenue.

6	PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

RISKS TO THE FISCAL FORECAST

Revenue

Nominal Gross Domestic Product (GDP) measures the total value of goods and services produced in an economy without adjusting for inflation and serves as an important indicator for projected tax revenues. Changes in nominal GDP can have a significant influence on total revenue. This year, the ongoing threat of tariff changes is creating even more economic uncertainty than usual.

Approximately 50 per cent of Manitoba’s revenue is derived from taxation revenue which is susceptible to fluctuation based on the underlying levels of economic activity. Conversely, federal transfers constitute around 35 per cent of total revenue and are governed by fixed funding arrangements that remain mostly unchanged throughout the year.

Another source of fluctuation in the revenue forecast is the net income of Government Business Enterprises, notably from Manitoba Hydro whose financial results can change significantly due to factors beyond management’s control including water levels and prices in the energy markets.

Expense

The expense forecast contained in the budget was based on department and service delivery organization plans. Major risks include changes in planning assumptions such as demand for government services in health care, education and community social services sectors, costs associated with responding to wildfires or other natural disasters and supply cost increases and inflationary pressures.

As a result of these uncertainties, the actual operating result may differ from the current forecast.

Expense Contingency

To mitigate some of the risks of expense increases, Budget 2025 included an Enabling Appropriation called Internal Service Adjustments, Contingencies and Limited-Term Funding of $556 million. Contingencies funded from this appropriation include developments that could be anticipated but not with enough certainty to make a reasonable estimate of the costs, or where final costs were dependent on a pending decision by government.

PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	7

SUMMARY REVENUE

(Millions of Dollars)	Forecast	Budget	Change

Income Taxes

Individual Income Tax	4,692	4,962	(270)

Corporation Income Tax	1,167	1,072	95

Subtotal: Income Taxes	5,859	6,034	(175)

Retail Sales Tax	2,924	2,932	(8)

Education Property Taxes	1,023	946	77

Other Taxes

Corporations Taxes	302	274	28

Fuel Taxes	314	297	17

Land Transfer Tax	155	150	5

Levy for Health and Education	469	462	7

Tobacco Tax	95	98	(3)

Other Taxes	35	18	17

Subtotal: Other Taxes	1,370	1,299	71

Tuition Fees	492	503	(11)

Fees and Other Revenue

Fines and Costs and Other Legal	73	63	10

Minerals and Petroleum	25	25	-

Automobile and Motor Carrier Licences and Fees	180	180	-

Parks: Forestry and Other Conservation	43	45	(2)

Water Power Rentals	62	62	-

Service Fees and Other Miscellaneous Charges	2,078	1,969	109

Subtotal: Fees and Other Revenue	2,461	2,344	117

Federal Transfers

Equalization	4,689	4,689	-

Canada Health Transfer	1,974	1,974	-

Canada Social Transfer	629	629	-

Shared Cost and Other Transfers	1,355	1,638	(283)

Subtotal: Federal Transfers	8,647	8,930	(283)

Net Income of Government Business Enterprises	281	1,006	(725)

Recovery from Government Business Enterprises and Other Investment Earnings	1,293	1,262	31

Contingency	-	(200)	200

Total Revenue before Federal Government Wildfire Recoveries	24,350	25,056	(706)

Federal Government Wildfire Recoveries	150	-	150

Total Revenue after Federal Government Wildfire Recoveries	24,500	25,056	(556)

8	PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

SUMMARY EXPENSE

(Millions of Dollars)	Forecast	Budget	Change

Legislative Assembly	65	65	-

Executive Council	4	4	-

Advanced Education and Training	2,028	2,028	-

Agriculture	467	550	(83)

Business, Mining, Trade and Job Creation	184	184	-

Education and Early Childhood Learning	4,143	4,143	-

Environment and Climate Change	210	210	-

Families	2,140	2,140	-

Finance	82	82	-

Health, Seniors and Long-Term Care	9,433	9,383	50

Housing, Addictions and Homelessness	854	854	-

Innovation and New Technology	193	193	-

Justice	923	903	20

Labour and Immigration	40	40	-

Municipal and Northern Relations	767	767	-

Natural Resources and Indigenous Futures	148	148	-

Public Service Commission	32	32	-

Public Service Delivery	237	237	-

Sport, Culture, Heritage and Tourism	106	106	-

Transportation and Infrastructure	592	592	-

Enabling Appropriations	596	596	-

Tax Credits	206	206	-

Debt Servicing	2,337	2,337	-

Total Expense Before Wildfire	25,787	25,800	(13)

Wildfire (Emergency Expenditures)	374	50	324

Total Expense After Wildfire	26,161	25,850	311

PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	9

ECONOMIC UPDATE

Manitoba Economic Outlook at a Glance

	2025F		2026F

	Budget 2025	Second Quarter Forecast	Budget 2025	Second Quarter Forecast

Gross Domestic Product

Real	1.7	1.1	1.7	1.4

Nominal	3.6	3.7	3.4	3.3

Consumer Price Index	2.0	2.4	1.9	1.9

Employment	1.7	1.4	1.2	0.7

Unemployment Rate (%)	5.8	5.8	5.5	5.7

Population*	1.3	1.2	1.2	0.3

per cent change unless otherwise noted

*2025 population growth under Second Quarter Forecast is actual data

Source: Manitoba Finance Survey of Economic Forecasts

The 2025/26 Second Quarter Economic Update forecasts real gross domestic product (GDP) to grow by 1.1 per cent in 2025, down from the forecasted 1.7 per cent at the time of Budget 2025. Real GDP growth is expected to edge up in 2026 to 1.4 per cent, down from the 1.7 per cent forecasted at Budget. The downward revision in growth from Budget 2025 is primarily due to the uncertainty stemming from current trade tensions and economic risks stemming from the wildfires. Nominal GDP growth, which acts as a proxy for tax revenue growth, is expected to increase by 3.7 per cent in 2025, and slow to 3.3 per cent in 2026, compared to 3.6 per cent and 3.4 per cent at the time of Budget, respectively.

Since the release of Budget 2025, the Bank of Canada held its policy rate at 2.75 per cent through three consecutive announcements before reducing the rate twice – in September and October – to 2.25 per cent, as part of its ongoing efforts to support a slowing economy while keeping inflation within the target range of 1 to 3 per cent. Furthermore, lower interest rates, which decrease the cost of borrowing for items such as mortgages, lines of credit and business investments, are intended to help induce investment and stimulate the economy.

Forecasted Real GDP Growth, 2025,

Provinces and Canada

Source: Manitoba Finance Survey of Economic Forecasts

Among the provinces, Manitoba’s forecast economic growth for 2025 ranks seventh. The resource-based economies – Alberta, Newfoundland and Labrador, and Saskatchewan are expected to record the highest economic growth in 2025, while Quebec and Ontario are expected to record the lowest according to the latest Manitoba Finance Survey of Economic Forecasts.

10	PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

The following charts display the range of economic forecasters in the Second Quarter Report for nominal and real GDP growth. The solid lines represent the average of forecasts, the dashed lines are the highs and lows and the shaded areas represent the range in the forecasts.

Range of Real and Nominal GDP Forecasts for Manitoba, 2024-2026

Real GDP

Sources: Manitoba Finance Survey of Economic Forecasts and Manitoba Bureau of Statistics

Nominal GDP

Sources: Manitoba Finance Survey of Economic Forecasts and Manitoba Bureau of Statistics

PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	11

Manitoba’s Economic Indicators

Manitoba’s economy has been resilient so far in 2025, with growth primarily fueled by strong household spending. Despite facing significant global challenges, including tariffs from the United States and China, as well as the impact from summer wildfires, the province’s diversified economic structure has reduced the vulnerability to these negative shocks. Key areas of consumer strength include housing starts, which as of September rose by 9.9 per cent, and new motor vehicle sales, which have grown by 11.0 per cent on a year-to-date basis. As of September, retail sales have also increased by 5.0 per cent. This household spending may be underpinned by relatively low unemployment, with the unemployment rate averaging 5.8 per cent for the first eleven months of the year, the third lowest among all Canadian provinces.

However, global trade pressures continue to pose significant risks to Manitoba’s external sector. The province’s trade balance is shrinking due to a 6.1 per cent drop in domestic exports so far this year, mainly resulting from decreased shipments to the United States and China. Simultaneously, imports have increased by 9.8 per cent. This is also reflected in a 0.7 per cent decline in manufacturing sales. While these trade issues present risks, the strong domestic performance, active consumer market, and the recent policy rate cut by the Bank of Canada to 2.25 per cent are anticipated to provide a needed buffer for the rest of 2025.

Manitoba Economic Indicators, Year-to-Date Growth, 2025

Source: Statistics Canada

12	PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Inflation

Consumer inflation, as measured by Statistics Canada’s Consumer Price Index (CPI), accelerated in October to 3.0 per cent year-over-year growth. This growth places Manitoba second highest amongst the provinces and above Canada’s 2.2 per cent. This follows 2024, when Manitoba’s inflation rate of 1.1 per cent was lowest amongst the provinces, and significantly below the national average of 2.4 per cent.

A significant upward contributor to Manitoba’s consumer inflation was property taxes and other special charges, which increased by 19.5 per cent when compared to last October. This rise in property taxes and other special charges is partially due to higher sewer charges to finance a sewage treatment facility, as well as an increase in garbage fees in Winnipeg.

Conversely, a decrease in natural gas prices has been a major downward contributor to Manitoba’s CPI growth. Natural gas prices, specifically, declined by 31.3 per cent in October 2025 compared to October 2024. This may partly be attributed to elevated production and storage levels, coupled with a milder weather outlook that dampened demand.

The Second Quarter Report expects consumer inflation to remain at around 2.4 per cent for the rest of 2025 and ease to 1.9 per cent in 2026, well within the Bank of Canada’s target range.

Consumer Price Index (CPI), 12-month change

Manitoba and Canada: October 2021 – October 2025

Source: Statistics Canada

PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	13

Labour Market

As of November 2025, Manitoba has gained over 11,000 additional jobs and increased employment by 1.6 per cent on a year-to-date basis. Manitoba recorded an unemployment rate of 6.1 per cent in November (compared to 5.8 per cent year-to-date), ranking third lowest among provinces, and below Canada’s unemployment rate of 6.5 per cent.

As of September 2025, more than 17,000 jobs were vacant in Manitoba, down 13.7 per cent compared to the same period last year. Nationally, there were more than 480,000 job vacancies, which is down 9.2 per cent from the same period last year.

As of November, year-to-date figures indicate that average hourly wages increased 4.2 per cent relative to the prior year, while year-to-date consumer inflation rose by 2.5 per cent in October. Higher wage growth, especially when greater than consumer inflation, helps households retain purchasing power and sustain against the rising costs of goods and services. However, when there is upward pressure on wages, it increases labour costs and may pose a challenge for businesses looking to expand.

Moving forward, Manitoba’s labour market conditions are expected to remain stable, following the trajectory of economic growth across the country. The Second Quarter Report forecasts provincial employment to expand by 1.4 per cent in 2025, while the unemployment rate is expected to be 5.8 per cent in 2025.

Unemployment Rate, November 2025

Source: Statistics Canada

Average Hourly Wage Growth, Year-over-Year, Manitoba, January – November 2025

Source: Statistics Canada

14	PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Canadian Outlook

Real GDP grew by 0.6 per cent in the third quarter of 2025, rebounding from a 0.5 per cent decline in the second quarter. The increase was largely driven by an improving trade balance, with imports falling and exports edging higher. Although business investment was flat amid heightened uncertainty relating to tariffs, increased capital investment was driven by government capital spending.

Canada’s consumer inflation remains stable. The Consumer Price Index (CPI) inflation rate was 2.2 per cent in October 2025 and has remained within the Bank of Canada’s target range of 1 to 3 per cent for 22 consecutive months. Inflation is expected to remain near the 2.0 per cent target through 2026. To support domestic demand, the Bank of Canada reduced its policy rate by 25 basis points on October 29, bringing it to 2.25 per cent. Employment continues to rise, albeit slowly. The unemployment rate increased from 6.6 per cent in January to 7.1 per cent in September, easing slightly to 6.5 per cent in November. The Canadian housing market has begun to show signs of stabilization. As of the third quarter of 2025, housing starts had increased by 6.5 per cent year-to-date, and investment in residential building construction had grown by 10.6 per cent year-to-date by September 2025.

The Second Quarter Report forecasts modest growth of 1.2 per cent in 2025 and 1.4 per cent in 2026. However, persistent global trade tensions and elevated uncertainty will continue to weigh on Canada’s economic performance.

International Outlook

Global conditions in 2025 were uncertain, as the United States shifted its policy priorities and other major economies adjusted their approaches in response. These changes have contributed to a more unpredictable international environment.

The U.S. economy is showing signs of slowing down. Real GDP grew by 3.8 per cent in the second quarter of 2025, following a 0.6 per cent decline in the first quarter. However, much of this rebound was driven by changes in imports and inventory. Job growth has moderated and the unemployment rate was 4.4 per cent in September 2025. With inflation at 3.0 per cent, the Federal Reserve has started to lower interest rates, reducing its policy rate range to between 3.75 per cent and 4.0 per cent. The International Monetary Fund (IMF) projects that the U.S. economy will grow by 2.0 per cent in 2025 and 2.1 per cent in 2026.

Global trade growth is expected to remain below trend due to weaker demand and ongoing geopolitical uncertainty. These developments suggest that external conditions will offer limited support to Canada’s export performance in the near term. Stakeholders will closely follow developments related to the Canada-United States-Mexico Agreement (CUSMA) negotiations, which are set for review in 2026, to evaluate their potential impact on Manitoba’s trade landscape.

China’s GDP growth is projected at 4.8 per cent in 2025 by the IMF, following stronger trade and fiscal stimulus after an earlier downgrade due to U.S.–China trade tensions. Fiscal expansion and robust domestic consumption have offset some of these headwinds, as well as the ongoing weakness in the real estate sector. Growth is expected to slow to 4.2 per cent in 2026 as temporary support measures diminish and uncertainty persists.

PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	15

Euro area growth is expected to remain modest. The IMF projects growth of 1.2 per cent in 2025 and 1.1 per cent in 2026. Elevated uncertainty and higher tariffs are weighing on activity, while fiscal easing in Germany and higher real wages provide only limited support.

The table below shows the latest economic growth forecasts for Manitoba’s main trading partners, which together account for nearly 90 per cent of the province’s international exports. Since the Manitoba Budget 2025, the economic growth forecasts for the U.S. and Mexico have been revised downward. Economic growth will remain muted across all major trading partners in 2026. This moderate growth will likely impact Manitoba’s export performance and have a dampening effect on overall provincial growth.

International Economic Outlook

		2025F*		2026F*

	Per Cent of MB exports**	Budget 2025 Forecast	Second Quarter Forecast	Budget 2025 Forecast	Second Quarter Forecast

United States	73.9	2.7	2.0	2.1	2.1

China	5.4	4.6	4.8	4.5	4.2

Mexico	4.9	1.4	1.0	2.0	1.5

Euro Area	2.3	1.0	1.2	1.4	1.1

Japan	1.6	1.1	1.1	0.8	0.6

*real GDP growth rate (per cent)

** per cent of exports in 2024

Sources: Manitoba Bureau of Statistics and International Monetary Fund

16	PROVINCE OF MANITOBA 2025/26 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE